UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GasLog Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y2687W108

(CUSIP Number)

John Stanislas Albert Radziwill
c/o C Transport Maritime S.A.M.
Gildo Pastor Center
7 Rue du Gabian
98000 Monaco

Copies to:

William P. Rogers, Jr., Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 (212) 474-1000 (telephone number) +1 (212) 474-3700 (facsimile number)	Luigi Pulcini c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000 Monaco + 377 97985900 (telephone number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  Y2687W108

1	NAMES OF REPORTING PERSONS John Stanislas Albert Radziwill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,380,952
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,380,952
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,380,952
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  Y2687W108

1	NAMES OF REPORTING PERSONS Basic Management Company Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,380,952
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,380,952
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,380,952
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common units representing limited partnership interests (the “Units”), of GasLog Partners LP, a Marshall Islands limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at Gildo Pastor Center, 7 Rue du Gabian, 98000, Monaco.

Item 2. Identity and Background

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
John Stanislas Albert Radziwill		c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000 Monaco	United Kingdom	Retired	N/A
Basic Management Company Inc. (“Basic Management”)		c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Panama	N/A	holding company
Directors
Luigi Pulcini		c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Italy	C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Chief Financial Officer	international operator and manager of drybulk carriers
John Stanislas Albert Radziwill		c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	See above	See above	See above
Stanislao Faina		c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Italy	C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Legal Advisor	international operator and manager of drybulk carriers
Officers
Luigi Pulcini	President	See above	See above	See above	See above
John Stanislas Albert Radziwill	Treasurer	See above	See above	See above	See above
Stanislao Faina	Secretary	See above	See above	See above	See above

During the last five years, none of the Reporting Persons or directors, officers or other control persons of a Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On May 12, 2014, Basic Management purchased a total of 2,380,952 Units in the initial public offering of the Issuer at a price of $21.00 per Unit, for an aggregate purchase price of approximately $50 million. The source of funds for such purchase was funds controlled by John Stanislas Albert Radziwill.

Item 4. Purpose of Transaction

The Units to which this statement relates were acquired by the Reporting Persons with the purpose of investing in the Issuer’s securities.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer, including through one or more open market purchases or private transactions. The timing and amount of such acquisitions or dispositions will depend on the conditions and considerations described in the preceding sentence and may be entered into pursuant to a Rule 10b5-1 plan. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Issuer’s financial condition, business, operations, competitive position, prospects and/or Unit price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (subject to any applicable restrictions under law or other contracts) to at any time or from time to time (A) purchase or otherwise acquire additional Units or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise; (B) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions; (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities; and/or (D) encourage (including, without limitation, through communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts, and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing); (ii) changes to the Issuer’s capitalization or dividend policy; (iii) changes to the present Board, including changes to the number or term of Board members or filling existing vacancies on the Board; (iv) changes to the Issuer’s partnership agreement; and (v) other changes to the Issuer’s business or structure.

Item 5. Interest in Securities of the Issuer

(a)           See item 9 on Cover Pages to this Schedule 13D. Percentages are based on 9,822,358 Units outstanding immediately after the consummation of the Issuer’s initial public offering on May 12, 2014.

John Stanislas Albert Radziwill. John Stanislas Albert Radziwill does not directly own any Units.

Basic Management. Mr. Radziwill beneficially owns 100% of the outstanding equity of Basic Management. Basic Management is the direct beneficial owner of 2,380,952 Units.

Except as set forth in this Item 5(a), none of the Reporting Persons owns beneficially any Units.

(b)           Number of Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the disposition: See item 10 on Cover Pages to this Schedule 13D.

(c)           On May 12, 2014, Basic Management purchased a total of 2,380,952 Units in the initial public offering of the Issuer at a price of $21.00 per Unit, for an aggregate purchase price of approximately $50 million.

Except as described in this Item 5(c), there have been no transactions in the Units effected during the past 60 days by any of the Reporting Persons.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 22, 2014, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect the securities of the Issuer to the extent required by applicable law. This summary of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Except for the Joint Filing Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated as of May 22, 2014 among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2014

John Stanislas Albert Radziwill

By:	/s/ John Stanislas Albert Radziwill

Basic Management Company Inc.

By:	/s/ John Stanislas Albert Radziwill
Name:	John Stanislas Albert Radziwill
Title:	Director

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to (i) the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Units representing limited partner interests of GasLog Partners LP and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 22nd day of May, 2014.

John Stanislas Albert Radziwill

By:	/s/ John Stanislas Albert Radziwill

Basic Management Company Inc.

By:	/s/ John Stanislas Albert Radziwill
Name:	John Stanislas Albert Radziwill
Title:	Director